EXHIBIT 1.01

CONFLICT MINERALS REPORT

This report has not been subject to an independent private sector audit.

(1)	Company Overview

RPC, Inc. (“RPC” or “the Company”) provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties.

(2)	Conflict minerals and Covered Countries

“Conflict Minerals” or “3TG” are gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten. “Covered Countries” are the Democratic Republic of the Congo (DRC) or certain adjoining countries.

(3)	Nationally or internationally recognized due diligence framework

RPC does not purchase raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners and makes no direct purchases of any minerals in the Covered Countries. The Company’s supply chain with respect to the products that use Conflict Minerals is complex, with intermediaries and third parties in the supply chain between the manufacture of products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG that are supplied to them from their suppliers (i.e., second-tier suppliers). The Company surveyed 100 percent of its direct suppliers of raw materials and components. This risk-based approach is consistent in all material aspects with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

(4)	Due Diligence

The Company conducted the following due diligence measures:

•	Identified those products which it manufactured or contracted to manufacture that contained one or more of the Conflict Minerals or its derivatives and determined that four of the products it sells contain tungsten.
•	RPC conducted a survey of the direct suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template.

(5)	Results of Due Diligence

The Company received responses from 89 percent of the suppliers surveyed and the results are as follows:

•	33 percent confirmed that 3TG used in their products is not from the Covered Countries.
•	33 percent indicated that 3TG used in their products are “DRC Conflict Undeterminable”.
•	12 percent confirmed that 3TG used in their products are from recycled or scrap sources.
•	11 percent indicated that they were working with their suppliers to track the usage and source of the Conflict Minerals and were currently not in a position to make a declaration about 3TG and their source in their products.

(6)	Steps to be taken to mitigate risk
•	Contracts with suppliers are frequently in force for a year or longer, and as we enter into new contracts, or our contracts renew, we intend to add a clause to require suppliers to not sell us any products that contain 3TG which finance conflict, undertake diligence and investigation necessary to ensure compliance, and provide us with certificates and other evidence of compliance.
•	RPC will continue to work with the suppliers who have not responded or provided insufficient information in an effort to obtain complete and accurate information in 2014.
•	If any of the suppliers are found to be supplying 3TG from sources in the Covered Countries which finance conflict, then engage them to establish an alternate source of 3TG that does not originate from sources in those countries which finance conflict.
•	The Company will continue to use the EICC/ GeSI Conflict Minerals Reporting Template as part of the supplier inquiry process for 2014.

(7)	Product Description:

The products that the Company contracts to have manufactured which contain Conflict Minerals are described below:

Product Description	Processing Facility	Country of Origin	Efforts to Determine Origin

Mills used to grind or cut and remove metal, composites or other materials in downhole oilfield completion and workover activities.

Motors used to perform services or convey tools in downhole oilfield completion activities

Tools used to create perforations in well casing to prepare a well for hydraulic fracturing operations

Hydraulically actuated rotary impact tools which move casing sleeves and clean out debris during oilfield completion operations

A list of the facilities used in the these products that are contracted to be manufactured is shown below:

•         Allydne

•         Allydne Powder Technologies

•         ATI

•         ATI Firth Sterling

•         ATI Metals

•         ATI Metalworking

•         ATI Metalworking Products

•         ATI Tungsten Materials

•         China Minmetals Nonferrous Metals Co Ltd

•         HC Starck

•         H.C. Starck

•         Ganzhou Grand Sea W & Mo Group Co Ltd

•         Jiangxi Rare Earth & Rare Metals Tungsten Group Corp

•         Kennametal

•         Starck

•         Stark HCS

•         Xiamen Tungsten Co Ltd

		Based on the Company’s due diligence efforts to date, the list of countries of origin for the relevant products is shown below: • China • Germany • United States	The efforts to determine the origin of conflict minerals are discussed above